Exhibit 23.2

Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of BB&T Corporation for the registration of Senior Debt Securities, Subordinated Debt Securities, Common Stock, Preferred Stock, Depositary Shares, Debt Warrants, Equity Warrants, Stock Purchase Contracts, Stock Purchase Units, and Units and to the incorporation by reference therein of our report dated February 22, 2019, with respect to the consolidated financial statements of SunTrust Banks, Inc., included in BB&T Corporation’s Current Report on Form 8-K dated March 11, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

Atlanta, Georgia

August 27, 2019